Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Synopsys, Inc.:

We consent to the use of our report dated December 11, 2004, with respect to the consolidated balance sheets of Synopsys, Inc. as of October 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended October 31, 2004, incorporated herein by reference in this registration statement on Form S-8.

Our report contains an explanatory paragraph that refers to the Company's adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective November 1, 2002.

/s/ KPMG LLP

Mountain View, California
May 20, 2005